Exhibit 99.1

OKYO Pharma Announces Registration Pathway with 100 Patient Multi-Center Clinical Trial of Urcosimod in Neuropathic Corneal Pain

London and New York, NY, September 22, 2025. OKYO Pharma Limited (NASDAQ: OKYO), an ophthalmology-focused bio-pharmaceutical company which is developing urcosimod to treat neuropathic corneal pain (NCP), an ocular condition associated with chronic and often severe nerve-related pain but without an FDA-approved therapy, today announced plans for the next stage of clinical development for its lead drug candidate, urcosimod, to treat neuropathic corneal pain (NCP).

The announcement follows the release in July of topline data from OKYO’s randomized, double-masked, placebo-controlled Phase 2 proof-of-concept trial of urcosimod in 17 NCP patients conducted at Tufts Medical Center in Boston, MA, with Pedram Hamrah, M.D., a world-leading expert in NCP, as Principle Investigator.

After 12 weeks of treatment, 75% of per-protocol patients receiving 0.05% urcosimod showed greater than 80% reduction in neuropathic corneal pain in that study, as measured by visual analog scale, suggesting highly effective treatment in this patient population.

Building on these promising results, OKYO is now focused on advancing to a multiple-ascending-dose (MAD) clinical trial designed to:

●	Enroll approximately 100 NCP patients across several U.S. clinical sites in this randomized, placebo-controlled, double-masked trial.

●	Identify the optimal registration dose for urcosimod for future Phase 3 trials.

●	Develop further understanding of urcosimod’s unique micellar drug characteristics.

Negotiations with several leading U.S. clinical sites are underway, and OKYO anticipates topline data from this trial in 2026.

As part of the registration pathway, OKYO continues to progress towards a meeting with the U.S. Food and Drug Administration (FDA) to discuss requirements for an approvable drug to treat NCP and to define the primary endpoint required for potential registration. Urcosimod currently holds Fast-Track designation, which is expected to enable quick turn-around on having the meeting with the FDA.

“The results from our first-in-patient Phase 2 trial were exceptionally encouraging, with three-quarters of the per-protocol 0.05% dose patients experiencing major pain relief in the study. These results suggest an important step forward for NCP patients, most of whom are searching for an effective treatment for their NCP condition,” commented Gary S. Jacob, Ph.D., CEO of OKYO Pharma. “Our next MAD clinical trial is designed to give us the data needed to define an optimal registration pathway for urcosimod, and we are moving rapidly to initiate this study. With Fast-Track designation in place and a constructive engagement anticipated with FDA, we are well-positioned to bring this novel therapy closer to patients in need.”

OKYO remains committed to addressing this major unmet medical need and will provide updates as its development program progresses.

About NCP

Neuropathic corneal pain is a condition that causes severe pain and sensitivity of the eyes, face, or head. The exact cause of neuropathic corneal pain is unknown but is thought to result from nerve damage to the cornea combined with inflammation. Neuropathic corneal pain, which can exhibit as a severe, chronic, debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated by various topical and systemic treatments in an off-label fashion. Notably, there is no FDA approved drug to treat this debilitating condition.

About the Urcosimod Phase 2 Trial in NCP Patients

The randomized, double-masked, placebo-controlled, Phase 2 trial of urcosimod to treat NCP was conducted at a single trial site at Tufts Medical Center in Boston, MA, and was planned to enroll 48 patients. In April 2025, OKYO Pharma announced the decision to close the trial early, with 17 patients having completed the study, based on OKYO’s strong desire to unmask the clinical data for an early read-out on a drug effect. Patients participating in the trial had all been suffering from long-term chronic NCP and had previously been treated with multiple therapies with very limited or no response.

The Phase 2 study was designed as a double-masked, randomized, 12-week placebo-controlled trial in NCP patients.

About Urcosimod (Formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating ocular diseases. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain, respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to potentially enhance the efficacy of urcosimod within the ocular environment. Urcosimod showed clear statistical significance in multiple endpoints in a 240-patient completed Phase 2, multi-center, double-masked, placebo-controlled trial to treat dry eye disease, and just completed a randomized, placebo-controlled, double-masked Phase 2 trial of urcosimod to treat neuropathic corneal pain.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain and dry eye disease, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and dry eye disease. A Phase 2 trial of urcosimod to treat neuropathic corneal pain patients was just completed by OKYO.

For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These and additional risks and uncertainties are described more fully in the company’s filings with the SEC, including those factors identified as “Risk Factors” in our most recent Annual Report on Form 20-F, for the fiscal year ended March 31, 2024. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these.

Inquiries:

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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